UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

FUTURE-READY

FIRST QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
Emilio Villacís | tmxemilio.villacis@kof.com.mx

Coca-Cola FEMSA

Mexico City, April 24, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2024.

FIRST QUARTER HIGHLIGHTS

•	Volume growth 7.3%
•	Revenue growth 11.2%
•	Operating income growth 11.6%
•	Majority net income growth 27.8%
•	Earnings per share[1] were Ps. 0.30 (Earnings per unit were Ps. 2.38 and per ADS were Ps. 23.83)
•	Successfully launched version 4.0 of Juntos+ app in Mexico, reaching more than 214K active monthly users

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q24	1Q24	1Q24	1Q24
As Reported	Consolidated	11.2%	11.7%	11.6%	27.8%
	Mexico & Central America	12.6%	12.4%	13.4%
	South America	9.3%	10.5%	8.2%

Comparable (2)	Consolidated	17.7%	18.5%	18.9%
	Mexico & Central America	14.1%	13.9%	15.1%
	South America	23.4%	27.4%	27.0%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"As we reflect on a positive first quarter, I am encouraged by the progress we are making across our strategic priorities. We continue implementing a sustainable growth model, building on the positive momentum of our core business. To this end, we posted solid volumes in key markets such as Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, supporting our top-line and operating income to achieve double-digit growth.

Additionally, we continue laying the foundation to take Juntos+ to the next level with advanced artificial intelligence capabilities. During the quarter, we successfully launched Juntos+ version 4.0 in Mexico, which includes new features and an improved user experience, enabling us to serve our customers more effectively. Moreover, we continue fostering a customer-centric culture within our organization with the deployment of our KOF Principles.

All this would not be possible without the dedication and talent of our teams across our operations, and our shared commitment to creating long-term sustainable value for all of our stakeholders. As we progress throughout the year, we will continue focusing on these three drivers: build on the growth momentum of our core business, take Juntos+ to the next level, and foster a customer-centric and psychologically safe culture."

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 2 of 14

RECENT DEVELOPMENTS

•	On March 19, 2024, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2023, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2023, and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2024. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 6.08 per KOF UBL unit (Ps. 0.76 per share) to be paid in four equal installments of Ps. 1.52 per KOF UBL unit (Ps. 0.19 per share) on April 16, July 16, October 15, and December 9, 2024, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2023 integrated report entitled, “Future-Ready – Driving Growth,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 16, 2024, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 3 of 14

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	63,803	57,357	11.2%	17.7%
Gross profit	28,428	25,458	11.7%	18.5%
Operating income	8,617	7,724	11.6%	18.9%
Adj. EBITDA (2)	11,944	10,522	13.5%	21.7%

Volume increased 7.3% to 1,008.6 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina, Panama, and Uruguay.

Total revenues increased 11.2% to Ps. 63,803 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 17.7%.

Gross profit increased 11.7% to Ps. 28,428 million, and gross margin increased 20 basis points to 44.6%. This expansion was driven mainly by the operating leverage resulting from our top-line growth, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso as compared to the same period of the previous year. Excluding currency translation effects, gross profit increased 18.5%.

Operating income increased 11.6% to Ps. 8,617 million, and operating margin remained flat at 13.5%. Operating income was driven mainly by gross profit growth and expense efficiencies. These effects were partially offset by increases in operating expenses such as labor, freight, and maintenance. In addition, our comparison base included a larger non-cash operating foreign exchange gain in Mexico, as a result of the appreciation of the Mexican Peso in the same period of the previous year. Excluding currency translation effects, operating income increased 18.9%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 1,188 million, compared to an expense of Ps. 1,399 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 26 million as compared to a loss of Ps. 640 million during the same period of the previous year. This loss was driven as our net cash exposure in U.S. dollars was negatively impacted by the quarterly appreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a lower interest expense of Ps. 1,797 million as compared to an expense of Ps. 1,913 million in the same period of the previous year, mainly as a result of (i) a lower interest expense related to the maturity of a Mexican Peso denominated bond, and (ii) a decrease in interest rates in Brazil.

These effects were partially offset by a lower interest income of Ps. 623 million as compared to Ps. 1,042 million during the same period of the previous year, mainly as a result of a decrease in interest rates in Brazil and Mexico.

Additionally, we recorded a loss in financial instruments of Ps. 46 million as compared to a gain of Ps. 53 million in the same period of the previous year.

Finally, we recorded a lower gain in monetary positions in inflationary subsidiaries of Ps. 7 million, as compared to a gain of Ps. 60 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 30.2% as compared to 32.4% during the same period of the previous year. The decrease was driven mainly by the recognition of certain non-taxable tax credits.

Net income attributable to equity holders of the company was Ps. 5,006 million as compared to Ps. 3,916 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.30 (Earnings per unit were Ps. 2.38 and per ADS were Ps. 23.83.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	37,844	33,617	12.6%	14.1%
Gross profit	17,888	15,919	12.4%	13.9%
Operating income	5,681	5,011	13.4%	15.1%
Adj. EBITDA (2)	7,744	6,706	15.5%	17.3%

Volume increased 7.9% driven by growth across most territories in the division. Mexico volumes grew 6.9%, volumes in Guatemala grew 17.0% and in Central America South 10.6% driven by growth in Costa Rica and Nicaragua.

Total revenues increased 12.6% to Ps. 37,844 million, driven mainly by volume growth. This increase was partially offset by unfavorable currency translation effects from all of our operating currencies in Central America into Mexican Pesos. Excluding currency translation effects, total revenues increased 14.1%.

Gross profit increased 12.4% to Ps. 17,888 million, and gross margin contracted 10 basis points to 47.3%. This performance was driven mainly by our top-line growth, the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs, and favorable raw material hedging initiatives. These effects were offset by higher sweetener costs. Excluding currency translation effects, gross profit increased 13.9%.

Operating income increased 13.4% to Ps. 5,681 million, and operating margin increased 10 basis points to 15.0%, driven mainly by our top-line growth and variable expense efficiencies. These effects were offset by higher sweetener costs and higher expenses such as labor, marketing, and freight. Additionally, we recorded a lower operating foreign exchange gain in Mexico as compared to the previous year. Excluding currency translation effects, operating income increased 15.1%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	25,958	23,740	9.3%	23.4%
Gross profit	10,540	9,539	10.5%	27.4%
Operating income	2,935	2,713	8.2%	27.0%
Adj. EBITDA (2)	4,200	3,816	10.1%	30.7%

Volume increased 6.6%, driven mainly by a 10.4% growth in Brazil and 9.7% in Colombia, partially offset by a 16.9% decline in Argentina and 3.6% in Uruguay.

Total revenues increased 9.3% to Ps. 25,958 million, driven mainly by our volume growth. This increase was partially offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 23.4%.

Gross profit increased 10.5% to Ps. 10,540 million, and gross margin expanded 40 basis points to 40.6%. This increase was driven mainly by operating leverage due to our top-line growth and favorable raw material hedging strategies. This growth was partially offset by increases in raw material costs such as sweeteners and the depreciation of most of our operating currencies as applied to our U.S dollar denominated raw material costs. Excluding currency translation effects, gross profit increased 27.4%.

Operating income increased 8.2% to Ps. 2,935 million in the first quarter of 2024, resulting in an operating margin contraction of 10 basis points to 11.3%. This increase was driven mainly by operating leverage coupled with cost and expense efficiencies. These effects were offset by the top-line contraction resulting from the volatile macroeconomic situation in Argentina. Excluding currency translation effects, operating income increased 27.0%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to a population of more than 272 million. With over 104 thousand employees, the Company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 9 of 14

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,958.0		5,567.3		7.0%	7.0%
Volume (million unit cases)	1,008.6		939.6		7.3%	7.3%
Average price per unit case	61.21		59.28		3.3%
Net revenues	63,638		57,145		11.4%
Other operating revenues	165		212		-22.4%
Total revenues (2)	63,803	100.0%	57,357	100.0%	11.2%	17.7%
Cost of goods sold	35,374	55.4%	31,899	55.6%	10.9%
Gross profit	28,428	44.6%	25,458	44.4%	11.7%	18.5%
Operating expenses	19,668	30.8%	17,825	31.1%	10.3%
Other operative expenses, net	188	0.3%	(30)	NA	NA
Operative equity method (gain) loss in associates(3)	(44)	NA	(61)	NA	-28.0%
Operating income (5)	8,617	13.5%	7,724	13.5%	11.6%	18.9%
Other non operative expenses, net	(90)	NA	124	0.2%	NA
Non Operative equity method (gain) loss in associates (4)	13	0.0%	134	0.2%	-90.2%
Interest expense	1,797		1,913		-6.1%
Interest income	623		1,042		-40.2%
Interest expense, net	1,174		871		34.8%
Foreign exchange loss (gain)	(26)		640		NA
Loss (gain) on monetary position in inflationary subsidiaries	(7)		(60)		-88.9%
Market value (gain) loss on financial instruments	46		(53)		NA
Comprehensive financing result	1,188		1,399		-15.1%
Income before taxes	7,506		6,067		23.7%
Income taxes	2,258		1,989		13.5%
Result of discontinued operations	-		-		NA
Consolidated net income	5,247		4,078		28.7%
Net income attributable to equity holders of the company	5,006	7.8%	3,916	6.8%	27.8%	36.4%
Non-controlling interest	241	0.4%	162	0.3%	48.8%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	8,617	13.5%	7,724	13.5%	11.6%	18.9%
Depreciation	2,541		2,326		9.2%
Amortization and other operative non-cash charges	786		471		66.9%
Adj. EBITDA (5)(6)	11,944	18.7%	10,522	18.3%	13.5%	21.7%
CAPEX	3,181		2,506		26.9%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of March 31, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 3, 775 million.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,019.1		2,826.8		6.8%	6.8%
Volume (million unit cases)	579.8		537.4		7.9%	7.9%
Average price per unit case	64.92		62.55		3.8%
Net revenues	37,844		33,612
Other operating revenues	(0)		5
Total Revenues (2)	37,844	100.0%	33,617	100.0%	12.6%	14.1%
Cost of goods sold	19,956	52.7%	17,699	52.6%
Gross profit	17,888	47.3%	15,919	47.4%	12.4%	13.9%
Operating expenses	12,114	32.0%	11,059	32.9%
Other operative expenses, net	119	0.3%	(111)	NA
Operative equity method (gain) loss in associates (3)	(26)	NA	(40)	NA
Operating income (4)	5,681	15.0%	5,011	14.9%	13.4%	15.1%
Depreciation, amortization & other operating non-cash charges	2,062	5.4%	1,695	5.0%
Adj. EBITDA (4)(5)	7,744	20.5%	6,706	19.9%	15.5%	17.3%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,938.9		2,740.5		7.2%	7.2%
Volume (million unit cases)	428.8		402.2		6.6%	6.6%
Average price per unit case	56.20		54.90		2.4%
Net revenues	25,794		23,533
Other operating revenues	165		207
Total Revenues (2)	25,958	100.0%	23,740	100.0%	9.3%	23.4%
Cost of goods sold	15,418	59.4%	14,200	59.8%
Gross profit	10,540	40.6%	9,539	40.2%	10.5%	27.4%
Operating expenses	7,554	29.1%	6,766	28.5%
Other operative expenses, net	68	0.3%	81	0.3%
Operative equity method (gain) loss in associates (3)	(18)	NA	(21)	NA
Operating income (4)	2,935	11.3%	2,713	11.4%	8.2%	27.0%
Depreciation, amortization & other operating non-cash charges	1,265	4.9%	1,102	4.6%
Adj. EBITDA (4)(5)	4,200	16.2%	3,816	16.1%	10.1%	30.7%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 11 of 14

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-24	Dec-23	% Var.	Liabilities & Equity	Mar-24	Dec-23	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	170	140	21%
	35,046	31,060	13%	Suppliers	24,604	27,351	-10%
Total accounts receivable	15,946	17,749	-10%	Short-term leasing Liabilities	723	752	-4%
Inventories	12,181	11,880	3%	Other current liabilities	41,759	26,673	57%
Other current assets	7,472	7,049	6%	Total current liabilities	67,256	54,916	22%
Total current assets	70,645	67,738	4%	Non-Current Liabilities	-	-
Non-Current Assets	-	-		Long-term bank loans and notes payable	64,375	65,074	-1%
Property, plant and equipment	136,132	133,406	2%	Long Term Leasing Liabilities	1,753	1,769	-1%
Accumulated depreciation	(56,621)	(54,676)	4%	Other long-term liabilities	18,835	18,056	4%
Total property, plant and equipment, net	79,511	78,730	1%	Total liabilities	152,218	139,815	9%
Right of use assets	2,325	2,388	-3%	Equity	-	-
Investment in shares	9,345	9,246	1%	Non-controlling interest	6,678	6,680	0%
Intangible assets and other assets	99,882	101,162	-1%	Total controlling interest	119,208	127,025	-6%
Other non-current assets	16,396	14,256	15%	Total equity	125,886	133,705	-6%
Total Assets	278,104	273,520	2%	Total Liabilities and Equity	278,104	273,520	2%

	March 31, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	62.1%	6.9%	8.8%
U.S. Dollars	15.9%	37.4%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	20.6%	24.8%	9.3%
Argentine Pesos	0.1%	0.0%	130.0%
Total Debt	100%	21.8%	8.3%

(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	1Q 2024	FY 2023	Δ%
Net debt including effect of hedges (1)(3)	33,081	37,794	-12.5%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.69	0.81
Adj. EBITDA/ Interest expense, net (1)	10.17	11.86
Capitalization (2)	33.9%	32.8%
(1) Net debt = total debt - cash
(2) Total debt / (total debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 12 of 14

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2024					1Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	332.5	31.3	89.9	36.7	490.4	309.5	26.4	87.6	35.2	458.8	6.9%
Guatemala	41.3	2.4	-	2.2	45.9	35.3	1.6	-	2.3	39.2	17.0%
CAM South	35.6	1.6	1.0	5.4	43.6	31.6	1.8	0.4	5.6	39.4	10.6%
Mexico and Central America	409.4	35.2	90.9	44.4	579.8	376.4	29.8	88.0	43.1	537.4	7.9%
Colombia	66.0	10.6	4.1	7.7	88.3	61.4	8.8	3.3	7.1	80.5	9.7%
Brazil (4)	240.1	20.8	2.7	24.6	288.2	218.3	19.4	2.7	20.5	260.9	10.4%
Argentina	29.4	5.2	2.0	3.0	39.6	35.9	5.5	1.4	4.9	47.7	-16.9%
Uruguay	10.1	1.8	-	0.7	12.6	10.4	2.1	-	0.7	13.1	-3.6%
South America	345.6	38.4	8.8	36.0	428.8	325.9	35.8	7.4	33.1	402.2	6.6%
TOTAL	755.0	73.6	99.7	80.3	1,008.6	702.4	65.6	95.4	76.2	939.6	7.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2024					1Q 2023					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,867.5	219.0		260.6	2,347.0	1,765.2	191.3		254.7	2,211.2	6.1%
Guatemala	307.7	15.7		22.9	346.3	267.2	13.3		22.7	303.2	14.2%
CAM South	256.3	15.2		77.1	348.6	235.7	13.2		63.4	312.4	11.6%
Mexico and Central America	2,431.4	249.9		337.7	3,019.1	2,268.1	217.9		340.8	2,826.8	6.8%
Colombia	479.2	109.1		65.5	653.7	448.1	91.6		77.6	617.3	5.9%
Brazil (3)	1,560.5	180.1		274.4	2,015.0	1,403.1	170.2		226.4	1,799.6	12.0%
Argentina	148.7	32.3		26.7	207.7	183.4	34.8		41.4	259.6	-20.0%
Uruguay	48.8	7.2		6.4	62.5	50.3	8.0		5.7	63.9	-2.3%
South America	2,237.2	328.7		373.1	2,938.9	2,084.8	304.6		351.1	2,740.5	7.2%
TOTAL	4,668.6	578.6		710.8	5,958.0	4,352.9	522.5		691.9	5,567.3	7.0%

Revenues
Expressed in million Mexican Pesos	1Q 2024	1Q 2023	Δ %
Mexico	30,854	27,229	13.3%
Guatemala	3,398	3,017	12.6%
CAM South	3,592	3,371	6.6%
Mexico and Central America	37,844	33,617	12.6%
Colombia	4,884	3,744	30.5%
Brazil (4)	17,837	15,969	11.7%
Argentina	2,150	2,900	-25.9%
Uruguay	1,089	1,127	-3.5%
South America	25,958	23,740	9.3%
TOTAL	63,803	57,357	11.2%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps.1,496 million for the first quarter of 2024 and Ps.1,450 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 13 of 14

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q24
Mexico	4.48%	0.79%
Colombia	7.38%	2.41%
Brasil	4.49%	1.50%
Argentina	300.53%	55.99%
Costa Rica	-1.32%	0.11%
Panama	1.48%	0.67%
Guatemala	2.69%	0.50%
Nicaragua	4.96%	0.87%
Uruguay	4.67%	2.65%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q24	1Q23	Δ %
México	17.00	18.70	-9.1%
Colombia	3920.24	4758.63	-17.6%
Brasil	4.95	5.19	-4.7%
Argentina	834.46	192.41	333.7%
Costa Rica	517.00	567.30	-8.9%
Panama	1.00	1.00	-80.7%
Guatemala	7.81	7.83	-0.2%
Nicaragua	36.62	36.30	0.9%
Uruguay	38.89	39.18	-0.7%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-23	Mar-22	Δ %	Ene-23	Ene-22	Δ %
México	16.68	18.11	-7.9%	17.23	18.79	-8.3%
Colombia	3,842.30	4,627.27	-17.0%	3,925.60	4,632.20	-15.3%
Brasil	5.00	5.08	-1.7%	4.95	5.10	-2.9%
Argentina	858.00	209.01	310.5%	826.40	187.00	341.9%
Costa Rica	506.60	545.95	-7.2%	519.79	557.40	-6.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.80	-0.1%	7.81	7.85	-0.4%
Nicaragua	36.62	36.35	0.8%	36.62	36.29	0.9%
Uruguay	37.55	38.65	-2.8%	39.16	38.68	1.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q24 Results April 24, 2024	Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: April 24, 2024